Exhibit 12

STATEMENT REGARDING COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS/DEFICIENCIES TO FIXED CHARGES

(dollars in thousands)

					Fiscal Year Ended December 31,
	Six Months ended June 30, 2012	Three Months ended June 30, 2012	2011	2010	2009	2008	2007
Earnings (loss):
Pre-tax loss from continuing operations before adjustment for loss from equity investee	$(22,296)	$(11,817)	$(54,144)	$(35,362)	$(42,098)	$(16,240)	$(79,146)
add: Fixed charges (see below)	576	292	1,207	1,207	712	1,115	1,553

Pre-tax income (loss) from continuing operations before adjustment for income/loss from equity investees plus fixed charges	$(21,720)	$(11,525)	$(52,937)	$(34,155)	$(41,386)	$(15,125)	$(77,593)
Fixed charges:
Interest expense on indebtedness	$—	$—	$—	$—	$—	$872	$1,083
Interest expense on portion of rent expense representative of interest	576	292	1,207	1,207	712	243	470

Total fixed charges	$576	$292	$1,207	$1,207	$712	$1,115	$1,553

Ratio of earnings to fixed charges			—	—	—	—	—

Deficiency of earnings available to cover fixed charges	$(22,296)	$(11,817)	$(54,144)	$(35,362)	$(42,098)	$(16,240)	$(79,146)